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                                                               EXHIBIT 99.(A)(5)

                                [CERTICOM LOGO]


Interoffice Memo
Corporate Development & HR


Date:        27 September, 2001

________________________________________________________________________________

To:   Certicom Option Holders

From: The Certicom Executive Team, Corporate Finance, Corporate Development, &
HR

SUBJECT:     "61 Option Re-Grant Program"

Dear Certicom Employees:

In July, our CEO Rick Dalmazzi and our other executives announced a plan termed the "61 Option Re-Grant Plan" that enables current active employees to voluntarily tender certain existing option grants in exchange for new options priced at the fair market value of Certicom stock no earlier than six months plus one day from the time the original options are canceled.

We are distributing the following information to you to help you make your decision about whether to render your current grants for conversion. In this package you will receive the complete Schedule TO (Tender Offer) statement (and accompanying schedules and exhibits) that is required and has been filed with the SEC. The Schedule TO is a comprehensive document that details all elements of the program. We advise that you read the entire Schedule TO, including but not limited to:

       a. The Letter of Transmittal, the form you must submit in order to
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          exchange your options. This form needs to be returned to Greg Capitolo in Hayward as soon as possible, but no later than 12:00 midnight, Eastern time on October 25, 2001.

       b. FAQs located within the Summary Term Sheet at the beginning of the
                                  ------------------
          Schedule TO.

Please review all the attached information and submit any questions to "stock _admin@certicom.com". Upon the terms and subject to the conditions stated in the Schedule TO and as promptly as practicable following the expiration date, we expect to accept for exchange and cancel options properly tendered and not validly withdrawn before the expiration date. It would administratively be helpful to us if you tendered options for exchange as early as possible so that we can accept and cancel properly tendered options as promptly as practicable following the expiration date and re-grant

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new options at least six months and one day later. If we do not receive your form prior to the expiration date of the Tender Offer, we will assume you elected not to participate in the program.

About the Stock Option Exchange Program:

This option exchange program allows employees to exchange options with a strike price of $10.00 USD ($15.20 CDN, based on the prevailing exchange rate on the date we publicly announced the stock option exchange program) or greater for new
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options that are granted no earlier than 6 months plus one day later. The program specifics appear below:

1. The program will commence following the filing of a Schedule TO with the SEC.

2. The plan is completely voluntary to the employee. Each employee selects which option grants to surrender in exchange for new grants which will be awarded no earlier than 6 months plus one day following the date of cancellation of existing options.

3. Once the decision is made to participate, the employee must first trade-in all options received during the prior 6 months, excluding the accelerated option grants recently awarded on July 25, 2001. Option grants awarded longer than 6 months ago may be selected individually. However, each individual grant must be traded or not traded in its entirety; no partial trade-ins are permitted.

4. Options will be exchanged at different ratios, depending on the exercise price of the original option:

     a. Options priced between 10.00 and 22.99 USD (15.20 and 34.94 CDN) can be exchanged for new options at a ratio of three-for-two (three old options for two new options).

     b. Options priced over 23.00 USD (34.95 CDN) can be exchanged for new options at a ratio of two-for-one (two old options for one new option).

     c. In the event that an employee is required to exchange options priced under 10.00 USD because such options were granted during the prior 6 months, such options will be exchanged at a ratio of one-for-one.

5. New options will be granted no earlier than 6 months and a day from the time the original options are canceled. Individuals must maintain continuous employment with Certicom until the date of the new option grant.

6.  New options will have accelerated vesting as follows:

          .  25% will vest immediately

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          .  75% (the balance) will vest monthly prorated over 24 months at a rate of 3.125% per month.

7.  Clarifications

          . Persons holding Canadian Options and/or US Options and are residing in Canada will be re-granted options from the 1997 Canadian Stock Option Plan. Persons holding US Options and/or Canadian Options and are residing in the US will be re-granted options from the 2000 US Stock Option Plan.



Cc:   Prasad, P.
      Chang, A.
      Dalmazzi, R.
      Capitolo, G.
      Charlebois, D.

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